     As filed with the Securities and Exchange Commission on May 22, 2001
--------------------------------------------------------------------------------
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                      ------------------------------------

                                  SCHEDULE TO
                                  (Rule 13e-4)
           Tender Offer Statement under Section 14(d)(1) OR 13(e)(1)
                     of the Securities Exchange Act of 1934

                      ------------------------------------

                       ASPECT COMMUNICATIONS CORPORATION
                       (Name of Subject Company (Issuer))

                      ------------------------------------

                       ASPECT COMMUNICATIONS CORPORATION
                       (Name of Filing Person (Offeror))

  Certain Options Under the Aspect Telecommunications Corporation 1989 Stock
    Option Plan, the Voicetek Corporation 1992 Equity Incentive Plan, the Voicetek Corporation 1996 Equity Incentive Plan and the Aspect Communications
 Corporation 1996 Stock Option Plan, as amended, to Purchase Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  253807 10 1
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                  Betsy Rafael
                       Executive Vice President, Finance,
                    Chief Financial Officer, and Secretary
                       Aspect Communications Corporation
                             1310 Ridder Park Drive
                              San Jose, CA  95131
                                 (408) 325-2200

                      ------------------------------------

          (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                      ------------------------------------

                                    Copy to:
                            Richard Scudellari, Esq.
                            Morrison & Foerster LLP
                               755 Page Mill Road
                            Palo Alto, CA 94304-1018
                                 (650) 813-5600
                      ------------------------------------

                           Calculation of Filing Fee


================================================================================
        Transaction Valuation*                    Amount of Filing Fee
--------------------------------------------------------------------------------
             $2,524,337                                 $505
================================================================================
     *Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 9,013,698 shares of common stock of Aspect Communications Corporation having an aggregate value of $2,524,337 as of May 22, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

     [_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:      Not applicable.
          Form or Registration No.:    Not applicable.
          Filing party:                Not applicable.
          Date filed:                  Not applicable.

     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

          [_] third party tender offer subject to Rule 14d-1.
          [x] issuer tender offer subject to Rule 13e-4.
          [_] going-private transaction subject to Rule 13e-3.
          [_] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

                             INTRODUCTORY STATEMENT


This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to our offer to exchange certain options to purchase shares of the Company's Common Stock, par value $0.01 (the "Common Stock") per share for new options to purchase shares of our Common Stock at a per share exercise price equal to the fair market value of one share of our Common Stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated May 22, 2001 attached hereto as Exhibit (a)(1) (the "Offer to Exchange") and the related Letter of Transmittal attached hereto as Exhibit (a)(2) (the "Letter of Transmittal").

The information in the Offer to Exchange and the Letter of Transmittal is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

Item 1.  Summary Term Sheet.

     The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated May 22, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information.

     (a) The name of the issuer is Aspect Communications Corporation, a California corporation ("Aspect" or the "Company"), and the address of its principal executive offices is Aspect Communications Corporation, 1310 Ridder Park Drive, San Jose, CA 95131. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Aspect Communications Corporation") is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the Aspect Telecommunications Corporation 1989 Stock Option Plan (the "1989 Plan"), the Voicetek Corporation 1992 Equity Incentive Plan (the "1992 Voicetek Plan"), the Voicetek Corporation 1996 Equity Incentive Plan (the "1996 Voicetek Plan") and the Aspect Communications Corporation 1996 Employee Stock Option Plan, as amended (the "1996 Plan") (collectively the "Plans"), to purchase shares of Common Stock, (the "Options") for new options (the "New Options") to purchase shares of the Common Stock to be granted under the 1996 Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the Options that are accepted for exchange and canceled. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

     (a) The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.  Terms of the Transaction.

     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"),
Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Arrangements.

     (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

     (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

     (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

     (d) Not applicable.

Item 8.  Interest in Securities of the Subject Company.

     (a) Not applicable.

     (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9.    Person/Assets, Retained, Employed, Compensated or Used.

(a)   not applicable

Item 10.  Financial Statements.

(a)  Financial Information

(1) Reference is made to the following information appearing in the Company's 2000 Annual Financial Report to Shareholders attached as an appendix to the Company's 2001 Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 2, 2001, which is hereby incorporated by reference:

                Description                                      Pages
                -----------                                ----------------
      Consolidated Financial Statements                       F-14 to F-34
      Selected Quarterly Financial Data  (unaudited)              F-36

(2) Reference is made to the following information appearing in the Company's Form 10-Q, filed with the Securities and Exchange Commission on May 14, 2001, which is hereby incorporated by reference:

               Description                                      Pages
               -----------                                 ----------------
      Condensed Consolidated Financial Statements               3 to 8

                                                 Three months
                                                     Ended
                                                    March 31                 Years Ended December 31
                                               2001         2000        2000            1999           1998(3)
(3) Ratio of earnings to fixed charges(a)      N/A          0.17         N/A             N/A             8.61


(4) Book value per share(b)                    4.60                      5.55            6.70            6.05

                                                               March 31                            December 31
                                                            -------------   ----------------------------------------------------
(c)  Summary information                                        2001               2000               1999              1998
(1)  Summarized financial information

     Current assets                                          $302,552           $363,066           $450,054          $362,665
     Noncurrent assets                                        272,685            272,432            186,158           197,994
     Current liabilities                                      156,360            174,686            136,792           104,488
     Noncurrent liabilities                                   181,367            177,287            168,221           158,014



                                                  Three months Ended
                                                       March 31                            Years Ended December 31
                                             ---------------------------    ---------------------------------------------------
                                               2001              2000          2000               1999               1998
           Net revenues                    $ 114,533         $  144,423      $ 590,521           $ 489,112          $512,316
           Gross margin                       52,695             74,801        306,296             245,943           284,132
           Income (loss) from operations     (45,940)            (7,362)       (43,539)            (39,997)           56,238
           Net income (loss)                 (46,231)            (4,447)       (35,321)            (28,851)           32,490


(2)        Earnings (loss) per share
            from continuing operations:
           Basic                           $   (0.90)        $   (0.09)      $ (0.69)            $ (0.60)          $   0.64
           Diluted                             (0.90)            (0.09)        (0.69)              (0.60)              0.61

(3)        Earnings (loss) per share:
           Basic                           $   (0.90)        $   (0.09)      $ (0.69)            $ (0.60)          $   0.64
           Diluted                             (0.90)            (0.09)        (0.69)              (0.60)              0.61

(4)        Ratio of earnings to
           fixed charges(a)                      NA                NA            NA                  NA            $    8.61

(5)        Book value per share(b)         $    4.60                         $   5.55            $   6.70          $    6.05

(6)        Not applicable.

       (a) Ratio of earnings to fixed charges is computed by dividing fixed charges into earnings before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest, amortization of original issue discount and debt issuance costs, as applicable) and the estimated portion of operating lease rental expense which represents the interest factor (deemed to be one-third of lease payments). For the three months ended March 31, 2001 and 2000 and the years ended December 31, 2000 and 1999, there was a deficiency of earnings available to cover fixed charges amounting to $46.2 million, $3.2 million, $22.6 million and $41.2 million, respectively.


        (b) Book value per share is computed by dividing total common shareholders' equity by the actual common shares outstanding as of the date indicated.

Item 11.    Additional Information.

     (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b) Not applicable.

Item 12.  Exhibits.

     (a)  (1)  Offer to Exchange, dated May 22, 2001.

          (2)  Form of Letter of Transmittal.

          (3)  Form of Letter to Eligible Optionholders.

          (4)  Form of Letter to Tendering Optionholders.

          (5) Aspect Communications Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

          (6) Aspect Communications Corporation Annual Financial Report to Shareholders for its fiscal year ended December 31, 2000 attached as an appendix to the Company's 2001 Definitive Proxy Statement for the Annual Meeting of Shareholders of Aspect Communications Corporation held on May 16, 2001. Filed with the Securities and Exchange Commission on April 2, 2001 as part of the Company's
               Schedule 14A and incorporated herein by reference.

          (7) Aspect Communications Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 14, 2001 and incorporated herein by reference.

          (8) Excerpt from slide presentation from Aspect Communications Corporation Intranet website and presented at meetings with employees of Aspect Communications Corporation during May and June, 2001.

          (9) Form of memorandum to Optionholders via electronic mail dated May 10, 2001.

          (10) Excerpted pages from Aspect Communications Corporation Intranet website.

     (b)  Not applicable.

     (d)  (1)  Aspect Telecommunications Corporation 1989 Stock Option Plan.

          (2)  Form of Option Agreement Pursuant to the Aspect
               Telecommunications Corporation 1989 Stock Option Plan.

          (3) Aspect Communications Corporation Amended and Restated 1996 Stock Option Plan. Filed with the Securities and Exchange Commission on November 17, 2000 as Exhibit 4.1 to the Company's Registration Statement on Form S-8 and incorporated herein by reference.

          (4) Form of Option Agreement Pursuant to the Aspect Communications Corporation 1996 Employee Stock Option Plan, as amended.

          (5) Voicetek Corporation 1992 Equity Incentive Plan. Filed with the Securities and Exchange Commission on May 20, 1998 as Exhibit 4.3 to the Company's Registration Statement on Form S-8 and incorporated herein by reference.

          (6) Form of Option Agreement Pursuant to Voicetek Corporation 1992 Equity Incentive Plan.

          (7) Voicetek Corporation 1996 Equity Incentive Plan. Filed with the Securities and Exchange Commission on May 20, 1998 as Exhibit 4.4 to the Company's Registration Statement on Form S-8 and incorporated herein by reference.

          (8) Form of Option Agreement Pursuant to the Voicetek Corporation 1996 Equity Incentive Plan.

     (g)  Not applicable.

     (h)  Not applicable.

Item 13.  Information Required by Schedule 13E-3.

     (a)  Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                              ASPECT COMMUNICATIONS CORPORATION



                                         /s/ Betsy Rafael
                                         Executive Vice President, Finance,
                                         Chief Financial Officer, and Secretary


Date: May 22, 2001

                               INDEX TO EXHIBITS


   Exhibit Number                                             Description
------------------------------------------------------------------------------------------------------------------

(a)(1)                Offer to Exchange, dated May 22, 2001.

(a)(2)                Form of Letter of Transmittal.

(a)(3)                Form of Letter to Eligible Optionholders.

(a)(4)                Form of Letter to Tendering Optionholders.

(a)(5)                Aspect Communications Corporation Annual Report on Form 10-K for its fiscal year ended
                      December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and
                      incorporated herein by reference.

(a)(6)                Aspect Communications Corporation Annual Financial Report to Shareholders for its fiscal year ended December 31, 2000 attached as an appendix to the Company's 2001 Definitive Proxy Statement for the Annual Meeting of Shareholders of Aspect Communications Corporation held on May 16,
                      2001.  Filed with the Securities and Exchange Commission on April 2, 2001 as part of the
                      Company's Schedule 14A and incorporated herein by reference.

(a)(7)                Aspect Communications Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 14, 2001 and
                      incorporated herein by reference.

(a)(8)                Excerpt from slide presentation from Aspect Communications Corporation Intranet website and presented at meetings with employees of Aspect Communications Corporation during May and
                      June, 2001.

(a)(9)                Form of memorandum to Optionholders via electronic mail dated May 10, 2001.

(a)(10)               Excerpted pages from Aspect Communications Corporation intranet website.

(d)(1)                Aspect Telecommunications Corporation 1989 Stock Option Plan.

(d)(2)                Form of Option Agreement Pursuant to the Aspect Telecommunications Corporation 1989 Stock
                      Option Plan.

(d)(3)                Aspect Communications Corporation Amended and Restated 1996 Stock Option Plan.  Filed with the Securities and Exchange Commission on November 17, 2000 as Exhibit 4.4 to the Company's
                      Registration Statement on Form S-8 and incorporated herein by reference.

(d)(4)                Form of Option Agreement Pursuant to the Aspect Communications Corporation 1996 Employee
                      Stock Option Plan, as amended.  Filed with the Securities and Exchange Commission on
                      November 17, 2000 as Exhibit 4.4 to the Company's Registration Statement on Form S-8 and
                      incorporated herein by reference.

(d)(5)                Voicetek Corporation 1992 Equity Incentive Plan.  Filed with the Securities and Exchange
                      Commission on May 20, 1998 as Exhibit 4.3 to the Company's Registration Statement on Form
                      S-8 and incorporated herein by reference.

(d)(6)                Form of Option Agreement Pursuant to Voicetek Corporation 1992 Equity Incentive Plan.

(d)(7)                Voicetek Corporation 1996 Equity Incentive Plan.  Filed with the Securities and Exchange
                      Commission on May 20, 1998 as Exhibit 4.4 to the Company's Registration Statement on Form
                      S-8 and incorporated herein by reference.

(d)(8)                Form of Option Agreement Pursuant to the Voicetek Corporation 1996 Equity Incentive Plan.